

August 4, 2011

Via E-Mail
Arthur L. Goldberg
Vice President, Secretary and Treasurer
Carbon 612 Corporation
200 Old Country Road, Suite 610
Mineola, NY 11501-4241

> **Re: Carbon 612 Corporation**
> **Registration Statement on Form 10**
> **Amended July 28, 2011**
> **File No. 000-53882**

Dear Mr. Goldberg:

We have reviewed your registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Overview, page 4

1.   Please tell us the reason for the deletion from the last line on page 4.

Certain Relationships and Related Transactions…, page 26

2.   Please reconcile your revised disclosure on pages 27 and 28 with the table in Note 3 on page F-11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (by e-mail): Jeff Cahlon – Sichenzia Ross Friedman Ference LLP